1400 Old Country Road

Westbury, NY 11590

July 11, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Tracey Houser
Nudrat Salik

Re:	Optimus Healthcare Services, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Filed June 17, 2024

File No. 333-261849

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Optimus Healthcare Services, Inc., a Florida corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 9, 2024 (“Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on June 17, 2024 (the “Form 10-K”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 39

1. We note your Form 10-K for the fiscal year ended December 31, 2023, is the second annual report after the effective date of your IPO. Please amend your filing to provide management's annual report on internal control over financial reporting that provides the disclosures required by Item 308(a) of Regulation S-K, including the specific framework used by management to assess effectiveness. In addition, include updated Sections 302 and 906 certifications, ensuring that the certifications refer to the amended Form 10-K for fiscal year December 31, 2023. In this regard, the CFO’s 906 certification refers to the Form 10-K for the fiscal year ended December 31, 2022. Refer to Item 601(b)(31)(i) and Item 601(b)(32) of Regulation S-K.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Form 10-K has been updated in accordance with the Staff’s comment.

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If you have any further comments and/or questions, please contact the undersigned at (516) 806-4201 or Stephen Cohen, Esq. at Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Cliff Saffron
Cliff Saffron
Interim Chief Executive Officer